RERAISE GAMING CORPORATION
7582 Las Vegas Blvd South, Ste 213
Las Vegas, NV  89123-1060
(702) 514-7111

August 13, 2014

Justin Dobbie, Legal Branch Chief
US Securities and Exchange Commission
Washington, DC  20549

Re:	Reraise Gaming Corporation Registration Statement on Form S-1 Filed May 2, 2014 File No. 333-195651

We have prepared and attach a revised document in response to your comments. The following responses correspond with the comment letter.

General

1.
The selling shareholders appear to be making an indirect primary public offering of the company’s shares.  Please revise to clearly identify the selling shareholders as underwriters throughout your prospectus, or explain why you believe that this is not appropriate.  To the extent the selling shareholders are identified as statutory underwriters, please also revise to clarify that the shares will be offered at a fixed price for the duration of the offering. Revisions have been made.

2.
  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf are providing or have provided in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors, including those provided to the selling shareholders when they purchased their shares.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.   The Company has not availed itself of Sections 5(d) or 2(a)(3).

3.
We note that Action Poker, LLC, Hecate Exploration, and Gold Ridge Resources, among other companies, share an address with Reraise Gaming.  We further note that Aspen Asset Management, Inc. is the agent for service of process for each of these companies. Please explain, with a view towards disclosure, any affiliations, connections or common directors, officers, promoters or investors between and among these companies.

Aspen Asset Management is a registered agent for many companies and that is one of their mailing addresses.

4.
The company appears to be a “shell company” as defined in Rule 405 of the Securities Act.  Please tell us the basis for your determination that the company is not a “shell company,” or revise the disclosure throughout your prospectus to reflect this designation. Include a description of the impact that being a shell company has on your shareholders’ ability to avail themselves of the safe harbor provided by Rule 144 for resale transactions.

Reraise has secured patents and has patents pending at great expense. They had games developed and have ongoing development expenses. In our opinion we are an operating company.

5.
We note references on pages 39 and 40 in the notes to the financial statements to former officers and directors of the company.  We also note, however, that such former officers and directors are not identified as such in the selling stockholders table on page 12, the related party transaction disclosure on page 26 or the executive compensation disclosure beginning on page 28. Please revise as appropriate. Adjustments have been made in the selling stockholders table, related party disclosure and executive compensation disclosure.

Cover Page of Registration Statement

6.
Since this is the company’s initial public offering, it appears that the registration fee should be calculated by reference to Rule 457(a).  Please revise footnote 4 to the fee table to specifically reference the provision of Rule 457 that you have relied upon in calculating the fee.  See Note to the Fee Table, Form S-1.

The footnote has been revised

Summary Information, page 4

Business, page 4

7.	Disclose in this section that the company has sold no products to date and that your auditor has expressed substantial doubt regarding the company’s ability to continue as a going concern.
Adjustments have been made.

8.
You appear to have taken very few concrete steps to implement your business plan to date.  Given that you have not presented any plans to raise additional funds, please address in the Summary, Risk Factors and Business sections the risk to investors that you may not have sufficient capital to commence operations and implement your business plan.

Adjustments have been made.

9.
 We note your disclosure on page 4 that the company “has 12 games developed or under development.”  Revise to provide investors with a brief summary of what the referenced projects entail, where they are in the process of development, what steps you will take to complete them, and describe the company’s timing expectations.  Please also include a cross-reference to more complete discussion of these projects in your Business section.   Additional detail has been added.

10.	Consider adding the company’s website in this section.
Website address has been Included

Financial Summary, page 5

11.
Please reconcile the amounts presented here and on page 6 in the Statement of Operations table with the amounts presented in your financial statements.  In this regard, it appears that only cash agrees to the financial statements.

Table has been revised.

Risk Factors, page 6

Expens es requi red to ope rate…could ne gativel y af f ect our stock p rice and a dve rsel y af f ect our   results of operations, cash flow and financial condition, page 7

12.
We note your estimate that public reporting will cost the company approximately $12,000 annually.  Please clarify whether this is included or in addition to the $24,000 annual estimate that appears on the previous page and revise as necessary.

Our anticipated reporting expenses of $12,000 annually is included in our $24,000 annual budget.

We cur rentl y ha ve protec tion b y trade marks…our proposed business will f ail, page 8

13.
Revise this risk factor to clarify what intellectual property the company has developed to date, or advise us of what property the company is currently incurring costs to protect and quantify those costs.

This risk factor has been deleted.

We may not be able to compete effectively against our competitors, page 8

14.
Expand this risk factor to discuss specific aspects of your industry, including the fact that there are relatively low barriers to entry, a limited number of companies that are potential consumers of the company’s product, and a number of well-established providers of similar services.  In this regard, state here or in a separate risk factor that the company does not currently have any relationships or agreements within the gaming industry to sell its games, or advise.

Risk factor has been expanded

 Our Pr esident…an y of our corpor ate actions, pa ge 10

15.	Expand this risk factor to include a discussion of the combined holdings of Mr. Camacho and All In Allen LLC, which amount to approximately 70% of the company’s shares.
Risk factor has been expanded.

Determination of Offering Price, page 12

16.
  You state that the offering price of the shares you are offering was arbitrarily determined. Please revise to clarify that the shares are being offered by selling shareholders and not the company. Please also reconcile this disclosure with the fact that many of the selling shareholders purchased the shares from you for $0.50 per share, the same price at which the shares are being offered for resale. .  Language has been added at page 13 to make it clear that the company is not offering the securities.

Selling Stockholders, page 12

17.
We note your disclosure that none of the selling shareholders are affiliated with broker dealers. Expand the disclosure to state whether any of the selling shareholders are affiliated with the company or with each other.  In this regard, Mr. Shinderman appears to be affiliated with the transfer agent, Quicksilver Stock Transfer, and with Aspen Asset Management.

We have added a note describing the relationship between Mr. Shinderman and the two companies.

Holders of Record, page 15

18.
Your disclosures here and on page 16 indicate that after the initial sale of 12 million shares of common stock at par value of $0.001 to your President and Director on the Inception Date, all issuances of common stock were for consideration of $0.50 per share except for the 2 million share transaction on February 19, 2014, for which the consideration was $0.001 per share.  Your disclosure further indicates this issuance was in consideration for services provided.  Please explain to us how you chose this market value.  Your response should specifically address the issuance of 20,000 shares at $0.50 to three individuals on that same date.

The 2,000,000 share transaction on February 19, 2014, for which the consideration was $0.001 per share was actually done at the inception of the company but not inked until later. The price of the 2,000,000 shares was agreed between the company and Mr. Shinderman.

Directors, Executive Officers, Promoters, and Control Persons, page 17

19.
Describe the specific business experience that Mr. Camacho brings to the company. Disclose his principal occupations during the past five years, the names and principal business of any corporation or other organization by which he was or is currently employed or is or has been affiliated as an officer or director or otherwise.  Disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Camacho should serve as a director of the company.  See Item 401(e)(1) of Regulation S-K.

Adjustments made

20.
Mr. Camacho appears to be an officer or director of several other companies, including Action Poker, LLC; Camacho, Inc.; Desert Haven, Inc.; Eron, Inc.; Game Buddy, Inc.; High Equity Holdings LLC; P.G.C. LLC; Shop By Phone Inc.; and WSCG Inc.  Please revise the prospectus where appropriate to disclose Mr. Camacho’s corporate affiliations, what roles he plays in each of these companies, if any, and the amount of time that he devotes to each of them.

Detailed disclosure added to appropriate section

21.
Please disclose, at appropriate points throughout the prospectus, any conflicts of interest that exist or may arise in connection with Mr. Camacho’s business activities, or explain why you believe that there are no such conflicts.

There is no conflict and statement has been added to this section.

Security Ownership of Certain Beneficial Owners and Management, page 18

22.	Amend column two of the table on page 19 to include the addresses of the persons and entities listed in the table. See Item 403(a) of Regulation S-K. Addresses have been added.

23.
Disclose the name of the person or persons who exercise voting and investment control over the shares held by All In Allen LLC. 23.  The shares owned by All in Allen LLC have been included under Mr. Camacho on page 20.

24.
Based on Note 5 to your financial statements, it appears that Mr. Camacho is the beneficial owner of 12,250,000 shares of your common stock.  Please reconcile that information with your disclosure in the table on page 19 that he beneficially owns 6,000,000 shares of your common stock.

Mr. Camacho purchased 12,000,000 shares and transferred 6,000,000 to All in Allen. The other 250,000 shares were issued to a former director, Mr. Patelidas.

Business, page 21

25.
Please furnish a business description that is consistent with the requirements of Item 101 of Regulation S-K, as applicable. In particular, furnish the disclosure concerning distribution methods for your products required by Item 101(h)(4)(ii); the status of the products and services publicly announced (including the three games announced on your website) required by Item 101(h)(4)(iii); patents, trademarks and licenses required by Item 101(h)(4)(vii); and, if material, information about any research and development you have undertaken or plan to undertake with respect to the development of new games, as required by Item 101(h)(4)(x). Disclosure has been added at pages 4, 23, 24 and 25. Additional language has been added to Note 4 to describe the history with the former Director.

26.
Please describe the games you own, how you acquired them, and whether you are currently offering them for sale or providing them to the public for free. Please also discuss your target customers and the whether you intend to sell your games or license the rights to use them, and on what terms.  We also note your disclosure on page 39 that you purchased your three games from a former officer.  In that regard, please address your plans for developing new games in light of the fact that your current officers and directors do not appear to have experience developing game. Disclosure has been added at pages 4, 23, 24 and 25.  Additional language has been added to Note 4 to describe the history with the former Director.

Employees and Consultants, page 22

27.
 It appears from your website that you currently have more than one employee and officer of the company. Also, there are numerous references to consultants elsewhere in the prospectus. Please reconcile with the disclosure in this section that Mr. Camacho is your only employee, officer or director. Disclosure has been added at pages 4, 23, 24 and 25.  Additional language has been added to Note 4 to describe the history with the former Director.  The Company intends to update the website later this year and any inconsistencies in website content concerning regarding number of employees and / or consultants will be corrected at that time.

 Man a ge ment’ s Discussion and Anal ysis, pa ge 23

28.
We note that you are a development stage company with nominal operations and no revenues to date.  As such, please include a plan of operation for the company.  In particular, please discuss the timelines, projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing, for the development of your business over the next 12 months.  Please also disclose how and when you expect to start generating revenue. . Detail added to section.

Results of Operations, page 23

29.
Please revise the table on page 24 to match the amounts presented in your financial statements on page 33.  In addition, revise your disclosure to discuss all aspects of your financial results.  Similar revisions should be made to the table on page 6. Tables have been revised.

Stock Option Grants, page 25

30.	Please explain the reference to nutritional and dietary supplement companies in this section.
Reference has been deleted.

Certain Relationships and Related Transactions, page 26

31.
We note the disclosure in the notes to the financial statements regarding certain related party transactions. Please revise this section to include the disclosure required by Item 404(d) of Regulation S-K.

Disclosure has been added.

32.
Please identify each of your promoters and control persons, and state the nature and amount of anything of value received or to be received by any promoter or control person, directly or indirectly, from the company, or advise us that no such persons participated in the organizing of the business.  State the nature and amount of any assets, services or other consideration received or to be received by the company.  In this regard, explain whether any of your selling shareholders are or may be deemed to be promoters or control persons.  See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Section on Control Persons has been revised.

Executive Compensation, page 28

33.
We note the statement on your website that your primary owners have agreed to forgo any form of salary.  Please revise your disclosure in this section to address your intentions with respect to paying a salary to Mr. Camacho.  To the extent you do not intend to pay him a salary indefinitely or for a specific period of time, please revise your disclosure accordingly.

Disclosure has been revised.

34.
Please include the disclosure required by Item 402(r) of Regulation S-K regarding compensation to your directors.  To the extent that you did not compensate your directors during the last fiscal year, please include disclosure to that effect.

Disclosure has been revised.

Notes to Consolidated Financial Statements, page 36

Note 4 – Intellectual Property, page 39

35.	Please explain to us and expand the disclosure in your filing to indicate how you recorded the $35,000 cash portion of the purchase price of the three games referenced.
The $35,000 cash portion of the purchase price of the three games referenced was recorded as an expense and included in the $197,000 of professional fees.  The individual to whom the payments were made had been a director previous to entering into a Purchase agreement with the company and was unable to document his costs of developing the games and was also unable to provide the Company with valid patents, as they had expired and had not been renewed, as required by that Purchase agreement.

36.
As a related matter, please support your assertion that the $150,000 valuation of the 300,000 shares of common stock issued should be recorded as professional fees and not content assets. see response to #35 (above)

Back Cover Page of Prospectus

37.	Please remove the reference to the Pink Sheet Exchange or reconcile the inconsistency with the remainder of the prospectus.
Reference has been removed.

Recent Sales of Unregistered Securities, page 42

38.
Please revise to provide all of the information required by Item 701 of Regulation S-K. In particular, we note that you have not identified all unregistered sales within the last three years, nor have you identified the persons to whom all of the securities were sold or the consideration for the shares.

Section has been revised.  Language has been added concerning restricted shares issued for endorsement by professional poker players.

Signatures, page 45

39.	We note that you have not included the signature of your principal financial officer as required by Form S-1. Please revise accordingly.
Signature added as required.

Exhibit 4.1

40.
We note that Section 4.1 in the subscription agreement included a $750,000 minimum subscription condition.  Based on your prospectus disclosure about the private placements you have completed to date, it does not appear that this funding condition was ever met. Please explain the apparent inconsistency.

There is no inconsistency, the company decided to close the offering and obtain their symbol before the next round of funding.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ron Camacho
President